UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

               HEICO Corporation (formerly HEICO Industries Corp.)
                               ------------------
                                (Name of Issuer)


                                  COMMON STOCK
                    -----------------------------------------
                         (Title of Class of Securities)

                                   422806 10 9
                                ----------------
                                 (CUSIP Number)
            Victor H. Mendelson, Esq., 825 Brickell Bay Drive, #1643
                              Miami, Florida 33131
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 17, 1997
                   ----------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 24 Pages

                                  SCHEDULE 13D/A

--------------------------------------            -----------------------------
CUSIP NO. 422806 10 9                                   PAGE 2 OF 24 PAGES
--------------------------------------            -----------------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Laurans A. Mendelson

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF, OO

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES                        879,587
BENEFI-          --------------------------------------------------------------
CIALLY            8     SHARED VOTING POWER
OWNED BY                      98,860
EACH             --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                        879,587
WITH             --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              98,860
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       978,447

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.06%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

--------------------------------------            -----------------------------
CUSIP NO. 422806 10 9                                   PAGE 3 OF 24 PAGES
--------------------------------------            -----------------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Eric A. Mendelson

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF, OO

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES                        164,187
BENEFI-          --------------------------------------------------------------
CIALLY            8     SHARED VOTING POWER
OWNED BY                      98,860
EACH             --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                        164,187
WITH             --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              98,860
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       263,047

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.86%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

--------------------------------------            -----------------------------
CUSIP NO. 422806 10 9                                   PAGE 4 OF 24 PAGES
--------------------------------------            -----------------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Victor H. Mendelson

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF, OO

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES                        161,423
BENEFI-          --------------------------------------------------------------
CIALLY            8     SHARED VOTING POWER
OWNED BY                      98,860
EACH             --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                        161,423
WITH             --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              98,860
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       260,283

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.81%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

--------------------------------------            -----------------------------
CUSIP NO. 422806 10 9                                   PAGE 5 OF 24 PAGES
--------------------------------------            -----------------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Mendelson International Corporation

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       --

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES                        98,860
BENEFI-          --------------------------------------------------------------
CIALLY            8     SHARED VOTING POWER
OWNED BY                      None
EACH             --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                        98,860
WITH             --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       98,860
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.88%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

--------------------------------------            -----------------------------
CUSIP NO. 422806 10 9                                   PAGE 6 OF 24 PAGES
--------------------------------------            -----------------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LAM Limited Partners

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES                        391,182
BENEFI-          --------------------------------------------------------------
CIALLY            8     SHARED VOTING POWER
OWNED BY                      None
EACH             --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                        391,182
WITH             --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       391,182

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.45%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D/A

--------------------------------------            -----------------------------
CUSIP NO. 422806 10 9                                   PAGE 7 OF 24 PAGES
--------------------------------------            -----------------------------


-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Victor H. Mendelson Revocable Investment Trust

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-------------------------------------------------------------------------------
NUMBER OF         7     SOLE VOTING POWER
SHARES                        104,322
BENEFI-          --------------------------------------------------------------
CIALLY            8     SHARED VOTING POWER
OWNED BY                      None
EACH             --------------------------------------------------------------
REPORTING         9     SOLE DISPOSITIVE POWER
PERSON                        104,322
WITH             --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                              None
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       104,322

-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                             [ ]

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.95%

-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       OO

-------------------------------------------------------------------------------

Item 1.     SECURITY OF THE ISSUER.

                  This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of HEICO Corporation (the "Company"). The address of the principal executive office of the Company is 3000 Taft Street, Hollywood, Florida 33021.

Item 2.     IDENTITY AND BACKGROUND.

                  This Statement, which amends a filing on Schedule 13D filed on behalf of Laurans A. Mendelson, Eric A. Mendelson, Victor H. Mendelson and Mendelson International Corporation on January 10, 1995 which relates to a filing on Schedule 13D on behalf of such parties on March 10, 1994 which relates to a filing on Schedule 13D on behalf of such parties on May 6, 1993 is filed on behalf of Laurans A. Mendelson, Eric A. Mendelson, Victor H. Mendelson, Mendelson International Corporation ("MIC"), LAM Limited Partners ("LLP") and the Victor H. Mendelson Revocable Investment Trust ("VHMRIT") (collectively, the "Purchasers").

                  The following sets forth as to each Purchaser other than MIC, LLP and VHMRIT: a) name; b) residence or business address; c) present principal occupation or employment and the name, principal business and address of any corporation or other organizations in which such employment is conducted; d) whether or not, during the last five years, such Purchaser was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); e) whether or not, during the last five years, such purchaser was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such Purchaser was, or is, subject to a judgement, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws;

                                Page 8 of 24 Pages
and f) citizenship. The following also sets forth for MIC: a) name; b) state or other place of incorporation; c) principal business address of its principal office; and the information in clauses d) and e) above.

         1.       (a)      Laurans A. Mendelson

                  (b)      825 Brickell Bay Drive, Suite 1643
                           Miami, Florida 33131

                  (c) Chairman, President and Chief Executive Officer HEICO Corporation
                           3000 Taft Street
                           Hollywood, Florida 33021;
                           Chairman and President
                           Ambassador Square, Inc.
                           825 Brickell Bay  Drive, Suite 1643
                           Miami, Florida 33131

                  (d)      No.

                  (e)      No.

                  (f)      United States.

         2.       (a)      Eric A. Mendelson

                  (b)      825 Brickell Bay  Drive, Suite 1643
                           Miami, Florida 33131

                  (c)      Vice President

                               Page 9 of 24 Pages

                           HEICO Corporation
                           3000 Taft Street
                           Hollywood, Florida 33021;
                           Managing Director
                           Mendelson International Corporation.
                           825 Brickell Bay  Drive, Suite 1643
                           Miami, Florida 33131

                  (d)      No.

                  (e)      No.

                  (f)      United States.

         3.       (a)      Victor H. Mendelson

                  (b)      825 Brickell Bay  Drive, Suite 1643
                           Miami, Florida 33131

                  (c)      Vice President and General Counsel
                           HEICO Corporation
                           3000 Taft Street
                           Hollywood, Florida 33021;
                           President
                           Mendelson International Corporation.
                           825 Brickell Bay  Drive, Suite 1643
                           Miami, Florida 33131

                               Page 10 of 24 Pages

                  (d)      No.

                  (e)      No.

                  (f)      United States.

         4.       (a)      Mendelson International Corporation.

                  (b)      Florida.

                  (c) MIC is engaged principally in the making of investments. MIC executive offices are located at 825 Brickell Bay Drive, Suite 1643, Miami, Florida 33131.

         5.       (a)      LLP

                  (b)      Nevada.

                  (c) LLP is engaged principally in the making of investments. LLP executive offices are located at 241 Ridge Street, Reno, Nevada 89505.

                  (d)      No.

                  (e)      No.
                           The sole General Partner of LLP is LAM Management, Inc. ("LAMI"), a Nevada corporation engaged principally in the making of investments. The address of LAMI is 241 Ridge Street, Reno, Nevada 89505. The following information is furnished with respect to the Officers and Directors of LAMI under Sections (a)
                           - (f) of Item 2 of Schedule 13D:

                  (a)      Laurans A. Mendelson.

                  (b)      825 Brickell Bay  Drive, Suite 1643

                               Page 11 of 24 Pages

                           Miami, Florida 33131

                  (c)      President and Director, LAMI
                           825 Brickell Bay  Drive, Suite 1643
                           Miami, Florida 33131

                  (d)      No.

                  (e)      No.

                  (f)      United States.

                  (a)      Arlene H. Mendelson

                  (b)      825 Brickell Bay  Drive, Suite 1643
                           Miami, Florida 33131

                  (c)      Vice President and Director, LAMI
                           825 Brickell Bay  Drive, Suite 1643
                           Miami, Florida 33131

                  (d)      No.

                  (e)      No.

                  (f)      United States.

                  (a)      Judith Vetter

                  (b)      825 Brickell Bay  Drive, Suite 1643
                           Miami, Florida 33131

                  (c)      Secretary of  LAMI
                           825 Brickell Bay  Drive, Suite 1643

                               Page 12 of 24 Pages

                           Miami, Florida 33131
                           Assistant Secretary, HEICO Corporation
                           3000 Taft Street
                           Hollywood, Florida 33021

                  (d)      No.

                  (e)      No.

                  (f)      United States.

         6.       (a)      VHMRIT

                  (b)      Florida

                  (c) VHMRIT is engaged principally in the making of investments and its executive offices are located at 825 Brickell Bay Drive, Suite 1643, Miami, Florida 33131.

                  (d)      No.

                  (e)      No.

                  (f)      United States.
                           Victor H. Mendelson is the Grantor, Trustee and presently sole beneficiary of VHMRIT. Certain relatives of Victor H. Mendelson are presently unvested beneficiaries of VHMRIT.

                  Eric Mendelson and Victor Mendelson, both or whom are sons of Laurans A. Mendelson, and Laurans A. Mendelson are the only directors of MIC. Eric Mendelson and Victor Mendelson each own 50% of the outstanding capital stock of MIC. By agreement, all actions taken

                               Page 13 of 24 Pages
by MIC must be authorized by the unanimous vote of Eric Mendelson and Victor Mendelson. Victor Mendelson and Eric Mendelson may each be deemed control persons of MIC.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

                  Certain Shares of Common Stock (including options to purchase Shares), as more particularly set forth in Section C of item 5 hereof, were acquired pursuant to Company employee compensation plans, Stock Options were acquired through employee stock option grants under company management stock option plans. No funds were expended by the Purchasers for acquisition of the stock options, however, each Purchaser's employment and contributions to the Company's success were consideration.

                  Certain Shares, as more particularly set forth in Section C of item 5 hereof, were acquired at a price of $6.25 per share as company contributions to each Purchaser's account (except MIC, LLP and VHMRIT) in the HEICO Savings and Investment Plan ("HSIP"), the Company's 401 (K) plan. Most company contributions to the HSIP resulted from a matching payment by the purchasers from their cash compensation relating to their employment.

                  Certain Shares, as more particularly set forth in Section C of item 5 hereof, were acquired in open market transactions effected on national stock exchanges through the purchaser's personal funds.

                  The Shares acquired by LLP and VHMRIT were acquired exclusively as a result of a transfer of such shares to such entities by Laurans
A. Mendelson, in the case of LLP, and Victor H. Mendelson, in the case of VHMRIT.

                  Subject to availability of shares at prices deemed favorable by the Purchasers, the

                               Page 14 of 24 Pages

Purchasers may acquire additional shares of Common Stock in the open market, in privately negotiated transactions with third parties, or otherwise.

                  Depending on prevailing conditions and the Purchaser's evaluation of the factors described above, the Purchasers also may determine to sell, in the open market, in privately negotiated transactions with third parties or otherwise, all or part of their shares of Common Stock depending on the course of action that the Purchasers pursue with regard to their investments generally and in the Company, the price of shares of Common Stock, market conditions and other factors.

Item 4. The Purchasers acquired the shares in order to increase their investment in and equity ownership of the Company.

                  Except as set forth above, the Purchasers have no present plans or proposals which would result in, or are related to, any of the transactions described in subparagraphs (a) through (j) of Item 4 under Schedule 13D.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the close of business on January 17, 1996, the Purchasers own in the aggregate 1,304,058 shares of Common Stock, or approximately 21.55% of the outstanding shares of Common Stock based upon 5,253,833 shares (inclusive of 796,458 shares which are issuable upon exercise of Company stock options) outstanding as of August 31, 1996, based upon the Company's most recent quarterly report filed with the Securities and Exchange Commissions (adjusted for a 10% stock dividend paid on January 17, 1996). As of the close of business on January 17, 1996, Laurans A. Mendelson had sole direct beneficial ownership of 488,405 shares of Common Stock

                               Page 15 of 24 Pages

(8.52%), Eric A. Mendelson had sole direct beneficial ownership of 164,187 shares of Common Stock (3.03%), Victor H. Mendelson had sole direct beneficial ownership of 57,101 shares of Common Stock (1.08%), MIC had sole direct beneficial ownership of 98,860 shares of Common Stock (1.88%), LLP had sole direct beneficial ownership of 391,182 shares of Common Stock (7.45%) and VHMRIT had sole direct beneficial ownership of 104,322 shares of Common Stock (1.95%). By virtue of Eric Mendelson's and Victor Mendelson's ownership of all of the capital stock of MIC and their positions as officers of MIC, each may be deemed to beneficially own the 98,860 shares of Common Stock of which MIC possesses beneficial ownership. By virtue of his position as Chairman of the Board of Directors of MIC, Laurans A. Mendelson may also deemed to beneficially own the 98,860 shares of Common Stock of which MIC possesses beneficial ownership. Laurans A. Mendelson disclaims any beneficial ownership of such shares of Common Stock. By virtue of his position of President and Controlling Shareholder of LAMI, Mr. Mendelson may also be deemed the beneficial owner of the 391,182 shares of Common Stock of which LLP possesses beneficial ownership. If such 98,860 shares owned by MIC and such 391,182 shares owned by LLP were included in the amount of shares directly owned by Laurans A. Mendelson, he may be deemed to beneficially own an aggregate of 978,447 shares (inclusive of 480,069 shares which are issuable upon exercise of employee stock options pursuant to Company stock option plans) of Common Stock (17.06%). By virtue of Victor Mendelson's position as Trustee of VHMRIT, he may also be deemed to be the beneficial owner of VHMRIT's shares of Common Stock. If such shares were included in the shares directly owned by Victor Mendelson, he may deemed to beneficially own 260,083 shares of Common Stock (4.81%), including MIC's ownership.

                               Page 16 of 24 Pages

         (c)      See Exhibit "A" attached hereto.

         (d)      Not applicable.

         (e)      Not applicable.

                               Page 17 of 24 Pages

                                    SIGNATURE

         After reasonable inquire and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1997

                                                        /s/ Laurans A. Mendelson
                                                        ------------------------
                                                            Laurans A. Mendelson

                               Page 18 of 24 Pages

                                    SIGNATURE

         After reasonable inquire and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1997

                                                         /s/ Eric A. Mendelson
                                                         -----------------------
                                                             Eric A. Mendelson

                               Page 19 of 24 Pages

                                    SIGNATURE

         After reasonable inquire and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1997

                                                         /s/ Victor H. Mendelson
                                                         -----------------------
                                                             Victor H. Mendelson

                               Page 20 of 24 Pages

                                    SIGNATURE

         After reasonable inquire and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1997

                                            /s/ Victor H. Mendelson
                                            ------------------------------------
                                            Mendelson International Corporation
                                            By: Victor H. Mendelson, President

                               Page 21 of 24 Pages

                                    SIGNATURE

         After reasonable inquire and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1997


                                                 LAM Limited Partners, a Nevada
                                                 limited partnership,

                                                    BY: LAM Management, Inc., a
                                                    Nevada corporation

                                                    BY: /s/ Laurans A. Mendelson
                                                    ----------------------------
                                                            Laurans A. Mendelson
                                                                 President

                               Page 22 of 24 Pages

                                    SIGNATURE

         After reasonable inquire and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 1997

                                Victor H. Mendelson Revocable Investment Trust

                                BY: /s/ Victor H. Mendelson
                                -------------------------------------
                                        Victor H. Mendelson, Trustee

                               Page 23 of 24 Pages

                                                        Exhibit "A"

HEICO CORPORATION COMMON STOCK TRANSACTIONS EFFECTED BY MENDELSON REPORTING
GROUP.

LAURANS A. MENDELSON

     12/30/96     Open Market Purchase                             330   $23.23
   Various (1)    401(K) Stock Purchase/Allocation               2,011    $6.26
     12/30/96     Transfer to LPP                              391,182

ERIC A. MENDELSON

     12/13/96     Option to Purchase shares of Common Stock**   16,500   $18.98
     12/13/96     Option to Purchase shares of Common Stock**   16,500   $19.09
     12/30/96     Open Market Purchase                             330   $23.23
   Various (1)    401(K) Stock Purchase/Allocation               1,777    $6.26

VICTOR A. MENDELSON

     12/13/96     Option to Purchase shares of Common Stock**   16,500   $18.98
     12/13/96     Option to Purchase shares of Common Stock**   16,500   $19.09
     12/30/96     Open Market Purchase                             330   $23.23
   Various (1)    401(K) Stock Purchase/Allocation               1,700    $6.26
      1/20/97     Transfer to VHMRIT                           104,322

LLP

     12/30/96     Transfer from Laurans A. Mendelson           391,182

VHMRIT

      1/20/97     Transfer from Victor H. Mendelson            104,322

NOTES

*    All share amounts and prices are adjusted to reflect all stock dividends
     & splits paid in 1995, 1996 & January, 1997.
**   Options to Purchase Common Stock issued pursuant to Company Stock Option
     Plans.
(1) Shares allocated to purchaser's account pursuant to HEICO Savings and Investment Plan (401(K)) in accordance with plan policies on 12/31/94, 3/31/95, 6/30/95, 9/30,95, 12/31/95, 3/31/96, 6/30/96 & 9/30/96. Number of
     shares allocated in December, 1996 unavailable as of 1/20/97, but such amounts are believed less than 1/2 of 1% of Company shares outstanding.

                              Page 24 of 24 Pages